

October 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.375% Series A Cumulative Preferred Stock (Liquidation Preference $25.00 per share) of RIVERNORTH/DOUBLELINE STRATEGIC OPPORTUNITY FUND, INC. under the Exchange Act of 1934.

Sincerely,

[signature]